UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TSR, Inc.

(Name of Subject Company)

TSR, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Thomas Salerno

Chief Executive Officer

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

(631) 231-0333

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lawrence R. Bard, Esq.

Scott D. Museles, Esq.

Shulman Rogers, P.A.

12505 Park Potomac Ave, Suite 600

Potomac, MD 20854

(301) 230-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

Name and Address

The name of the subject company is TSR, Inc., a Delaware corporation (“TSR” or the “Company”). The address of TSR’s principal executive office is 400 Oser Avenue, Suite 150, Hauppauge, NY 11788. The telephone number of TSR’s principal executive office is (631) 231-0333.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is TSR’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on May 27, 2024, there were (i) 2,169,546 shares of TSR common stock, par value $0.01 per share (the “Common Stock”) issued and outstanding; and (ii) Unvested TSR Restricted Stock Awards outstanding in respect of 69,167 shares of Common Stock.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of TSR, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the section entitled “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Vienna Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $13.40 per Share (the “Offer Price”), net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 30, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of May 15, 2024, by and among Parent, Purchaser and TSR (as may be amended from time to time, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 30, 2024. Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) that there have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”)) that, when added to the Shares then owned by Parent, Purchaser or any subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Tender Condition”); (ii) the accuracy of TSR’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had, individually or in the aggregate, a Company Material Adverse Effect); (iii) TSR’s performance in all material respects of its obligations under the Merger Agreement; and (iv) the other conditions set forth in Exhibit A to the Merger Agreement which is incorporated herein by reference. The Offer and the Merger (as defined below) are not subject to a financing condition.

Following consummation of the Offer and subject to the satisfaction or waiver of the various conditions set forth in the Merger Agreement, Purchaser will merge with and into TSR, with TSR surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). This merger is referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, is referred to herein as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by TSR or any wholly owned subsidiary of TSR immediately prior to the Effective Time; (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time; (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL (the Shares described in (iv), the “Dissenting Shares,” and the Shares described in (i), (ii) and (iv) collectively, the “Excluded Shares”)), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), from Purchaser, less any applicable tax withholding.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger if, among other things, the number of Shares irrevocably accepted for payment by Purchaser in connection with the Offer, when taken together with the Shares otherwise owned by Purchaser or its affiliates, equals at least such percentage of the Shares that would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of TSR, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its affiliates, represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the Effective Time. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of TSR will be required to consummate the Merger.

TSR does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following Purchaser’s acceptance for payment of the Shares validly tendered and not properly withdrawn in the Offer (the date and time of acceptance for payment, “Acceptance Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by TSR or any wholly owned subsidiary of TSR immediately prior to the Effective Time; (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time; (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Dissenting Shares), will be converted into the right to receive the Merger Consideration, from Purchaser, without interest and less any applicable tax withholding. A description of the treatment of equity awards under TSR’s equity compensation plans, including unvested restricted stock awards, is set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TSR—Effect of the Offer and the Merger Agreement on TSR Equity Incentive Plan and TSR Equity Compensation Awards.”

Purchaser expressly reserves the right (but is not obligated) at any time and from time to time in its sole discretion to (i) waive, in whole or in part, any condition of the Offer, (ii) increase the Offer Price or (iii) modify or amend the terms of the Offer in any manner not inconsistent with the terms of the Merger Agreement, except that TSR’s prior written approval is required for Purchaser to, and for Parent to permit Purchaser to, (a) reduce the number of Shares subject to the Offer (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement); (b) reduce the Offer Price (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement); (c) waive, amend or modify the Minimum Tender Condition or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer; (d) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares; (e) except as otherwise provided in the Merger Agreement, terminate (unless the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement), extend or otherwise amend or modify the expiration date of the Offer; (f) change the form or terms of consideration payable in the Offer; (g) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or (h) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on May 30, 2024. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern time, on June 27, 2024 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as may be agreed to by Parent and TSR), until such time as such conditions have been satisfied or waived. Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Capital Market, in each case that are applicable to the Offer. In addition, if at the scheduled Expiration Time, each condition to the Offer (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by TSR, Purchaser shall, and Parent shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by TSR (or if not so requested by TSR, as determined by Parent), but not more than 10 business days each (or for such longer period as may be agreed to by Parent and TSR), provided that TSR shall not request Purchaser to, and Parent shall not be required to cause Purchaser to, extend the Offer pursuant to this sentence on more than five occasions. In no event will Purchaser be required to extend the Offer beyond one minute after 11:59 p.m., Eastern time, on August 15, 2024 (the “Outside Date”). If at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), each Offer Condition shall have been satisfied or waived and Parent and Purchaser are unable to obtain the proceeds of and consummate the Financing in an amount sufficient to pay the Required Amount, Purchaser may elect to extend the Offer for one or more consecutive increments of such duration as is reasonably necessary to negotiate and enter into the definitive agreements providing for the Financing and/or consummate the Financing, or to seek and obtain alternative financing in an amount sufficient to pay the Required Amount in accordance with the terms and conditions of the Merger Agreement, but not more than 10 Business Days each (or for such longer period as may be agreed to by Parent and TSR); provided that, without the prior written consent of TSR, Purchaser shall not extend the Expiration Time beyond the Outside Date.

For the reasons described in more detail below, the Board of Directors of TSR (the “TSR Board”) unanimously recommends that TSR’s stockholders accept the Offer and tender their Shares pursuant to the Offer. These reasons are set forth under the section entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the TSR Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to TSR’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Parent in connection with the Offer as well as Parent’s Summary Advertisement published in The New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 9777 N. College Avenue, Indianapolis, IN 46280. The business telephone number for each of Parent and Purchaser is (317) 493-2000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including the Merger Agreement) and this Schedule 14D-9 (including referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of TSR, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between TSR or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The TSR Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Parent and Purchaser

Merger Agreement

On May 15, 2024, TSR, Parent and Purchaser entered into the Merger Agreement. Section 11 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, and Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement governs the contractual rights among TSR, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide TSR’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains customary representations and warranties made by TSR to Parent and Purchaser and customary representations and warranties made by Parent and Purchaser to TSR. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement in this Schedule 14D-9 is intended to modify or supplement any factual disclosures about TSR, Parent or Purchaser in TSR’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by TSR to Parent and Purchaser in connection with the signing of the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates certain exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among TSR, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by TSR’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about TSR, Parent or Purchaser. TSR’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Time or to receive the Merger Consideration at the Effective Time, and should not rely on the representations, warranties and covenants therein or any descriptions thereof as characterizations of the actual state of facts or conditions of TSR, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in TSR’s or Parent’s public disclosure.

Confidentiality Agreement

On September 19, 2023, Bucher and Christian Consulting, Inc., an Indiana corporation (“BCF”) and FOCUS Investment Banking LLC (“Focus” or “Focus Investment Banking”), as the Company’s financial advisor, entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which BCF and Focus agreed to, for a period continuing until September 14, 2025, (i) hold in confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party other than in connection with a potential transaction with the other party, in each case, subject to certain exceptions. The Confidentiality Agreement included a standstill provision for the benefit of the Company.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9, which is incorporated herein by reference.

Due Diligence and Exclusivity Agreement and Amendments Thereto

On January 10, 2024, the Company and BCF entered into the Due Diligence and Exclusivity Agreement dated January 10, 2024 (the “Exclusivity Agreement”), to govern the rights and obligations of the Company and BCF during the period in which the parties pursued a potential transaction. The parties thereto amended the Exclusivity Agreement on March 11, 2024, March 26, 2024, and April 9, 2024 (respectively, the “First Amendment to the Exclusivity Agreement,” “Second Amendment to the Exclusivity Agreement,” and “Third Amendment to the Exclusivity Agreement”), to extend the parties’ exclusivity period to pursue a potential transaction through April 26, 2024.

This summary and description of the Exclusivity Agreement, First Amendment to the Exclusivity Agreement, Second Amendment to the Exclusivity Agreement, and Third Amendment to the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, First Amendment to the Exclusivity Agreement, Second Amendment to the Exclusivity Agreement, and Third Amendment to the Exclusivity Agreement, copies of which is filed as Exhibits (e)(5) through (e)(8) to this Schedule 14D-9, which are incorporated herein by reference.

Tender and Support Agreements

Concurrently with entry into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements (the “Tender and Support Agreements”) with Zeff Capital, L.P., Robert Fitzgerald and QAR Industries, Inc. (collectively, the “Supporting Stockholders”). Collectively, as of May 15, 2024, the Supporting Stockholders beneficially owned approximately 45.55% of the outstanding Shares.

The Tender and Support Agreements provide that, as promptly as practicable and no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders own of record or beneficially (within the meaning of Rule 13d-3 promulgated under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquire record ownership or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from May 15, 2024, until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of the stockholders of TSR, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of TSR’s stockholders, to (i) appear at each such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver (or cause to be delivered) a written consent with respect to all of the Subject Shares, (a) against any Company Takeover Proposal (as defined below) (other than the Merger), and (b) against any other proposed action, agreement or transaction involving TSR that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the other Transactions, including (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving TSR (other than the Merger); (2) a sale, lease, license or transfer of a material amount of assets (including intellectual property rights) of TSR or any reorganization, recapitalization or liquidation of TSR or (3) any change in the capitalization of TSR or any amendment or other change in TSR’s organizational documents. “Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (a) 20% or more (based on the fair market value thereof, as determined by the TSR Board) of the assets of TSR and TSR’s subsidiaries, taken as a whole, or (b) 20% or more of the aggregate voting power of the capital stock of TSR; (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving TSR that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of TSR or of the surviving entity or the resulting direct or indirect parent of TSR or such surviving entity, other than, in each case, the Transactions or (iii) any combination of the foregoing.

During the Support Period, each Supporting Stockholder has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than any permitted lien pursuant to the terms of the Tender and Support Agreements, on any of such Supporting Stockholder’s Subject Shares; (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); (iii) enter into any contract with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein; (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Supporting Stockholder’s Subject Shares; (v) deposit or permit the deposit of any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Subject Shares or (vi) take or permit any other action that would reasonably be expected to prevent or materially delay or materially impair such Supporting Stockholder’s ability to timely perform its obligations or the consummation by such Supporting Stockholder of the transactions contemplated by the Tender and Support Agreements, or take or permit any other action that would otherwise make any representation or warranty of such Supporting Stockholder therein untrue or incorrect. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of TSR, will not, and will cause their representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal; (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of TSR to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to any Company Takeover Proposal; (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal; (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the Tender and Support Agreements are solely in their respective capacities as stockholders of TSR, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of TSR, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of TSR in the taking of any actions (or failure to act) in his or her capacity as a director or officer of TSR, or in the exercise of his or her fiduciary duties as a director or officer of TSR.

Each Tender and Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) termination of such Tender and Support Agreement by written notice of termination from Parent to the applicable Supporting Stockholder(s); (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the applicable Supporting Stockholders’ consent that decreases the amount, or changes the form, of consideration payable to all stockholders of TSR pursuant to the terms of the Merger Agreement; or (v) an Adverse Recommendation Change.

This summary and description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of TSR

Overview

In considering the recommendation of the TSR Board set forth under the section entitled “Item 4. The Solicitation or Recommendation— Recommendation of the TSR Board,” TSR’s stockholders should be aware that certain of TSR’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of TSR’s stockholders generally. The TSR Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that TSR’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between TSR and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) the TSR, Inc. 2020 Equity Incentive Plan (the “TSR Equity Incentive Plan”); (iii) the award agreements governing the Unvested TSR Restricted Stock Awards (as defined below) held by TSR’s executive officers and directors and (iv) the employment agreements with TSR’s executive officers (collectively, the “Employment Agreements”). The TSR Equity Incentive Plan and the related form of award agreements and the Employment Agreements are filed as Exhibits (e)(9) through (e)(18) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, TSR’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of TSR. As of the close of business on May 27, 2024, the executive officers and directors of TSR named in the “Table of Share-Based Payments” below beneficially owned, directly or indirectly, in the aggregate, 673,013 Shares (excluding for this purpose outstanding Unvested TSR Restricted Stock Awards (defined below), which are set forth separately in the “Table of Equity Compensation-Related Payments” below). If TSR executive officers and directors were to tender all 673,013 Shares beneficially owned, directly or indirectly, by them as of the close of business on May 27, 2024, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $9,018,374 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest.

The following table sets forth the consideration that each TSR executive officer and director (and, if applicable, certain of his or her respective affiliates) would be entitled to receive in respect of outstanding Shares beneficially owned by him or her as of the close of business on May 27, 2024 (which, for clarity, excludes Shares underlying Unvested TSR Restricted Stock Awards), assuming such individual and certain of his or her respective affiliates were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between the close of business on May 27, 2024, and the Effective Time (such as in connection with the vesting of Unvested TSR Restricted Stock Awards).

Table of Share-Based Payments

Name	Number of Shares	Total Merger Consideration Payable for Shares ($)

Thomas Salerno	18,198	$243,853

John Sharkey	18,274	$244,872

Mohammed Shah Syed	3,492	$46,793

Bradley M. Tirpak	63,446	$850,176

H. Timothy Eriksen	19,104	$255,994

Robert Fitzgerald*	550,499	$7,376,687

Total:	673,013	$9,018,374

*	Includes 498,884 Shares held by QAR Industries, Inc. of which Mr. Fitzgerald is President, Chairman of the Board and majority shareholder.

Effect of the Offer and the Merger Agreement on TSR Equity Incentive Plan and TSR Equity Compensation Awards

The discussion below describes the treatment of the TSR Equity Incentive Plan and Unvested TSR Restricted Stock Awards in connection with the Transaction.

TSR Equity Incentive Plan

The TSR Equity Incentive Plan will be terminated at the Effective Time and will not be assumed by Parent.

Treatment of Unvested TSR Restricted Stock Awards

At the Effective Time, each award of restricted Shares granted under the TSR Equity Incentive Plan that is then-outstanding, but not then vested (collectively, the “Unvested TSR Restricted Stock Awards”) will be canceled and converted into the right to receive, for each Share underlying such Unvested TSR Restricted Stock Award, an amount in cash without interest equal to the Offer Price, less any applicable tax withholding (“Stock Award Cash Consideration”). The Stock Award Cash Consideration will be paid at or reasonably promptly after the Effective Time (but no later than TSR’s next regular payroll date after the Effective Time).

Table of Equity Compensation-Related Payments

The following table sets forth the estimated cash amounts that each current executive officer and current non-employee director of TSR would be eligible to receive (before deduction of applicable taxes) in connection with the Merger with regard to the number of Unvested TSR Restricted Stock Awards held by each such executive officer and non-employee director.

The estimated cash values in the table below are based on the Merger Consideration of $13.40 per Share. The table also assumes that the number of Unvested TSR Restricted Stock Awards held by each TSR executive officer and non-employee director at the Effective Time will equal the number of Unvested TSR Restricted Stock Awards that were outstanding as of the close of business on May 27, 2024, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any forfeitures or additional vesting that may occur between the close of business on May 27, 2024, and the Effective Time.

Table of Equity Compensation-Related Payments

Name	Number of Shares underlying Unvested TSR Restricted Stock Awards	Stock Award Cash Consideration ($)
Thomas Salerno	16,667	$223,337.80
John Sharkey	10,000	$134,000.00
Mohammed Shah Syed	5,000	$67,000.00
Bradley M. Tirpak	10,000	$134,000.00
H. Timothy Eriksen	10,000	$134,000.00
Robert Fitzgerald	10,000	$134,000.00

Transaction Bonuses

On August 25, 2023, the Compensation Committee (the “Compensation Committee”) of the Board of Directors of TSR approved the payment of cash bonuses to the directors and executive officers of TSR in the event that a Sale of the Business occurs during the term of such directors’ service on the Board of Directors of TSR and such executive officers’ employment with TSR, respectively (each, a “Transaction Bonus”). For such purposes, a “Sale of the Business” means a transfer of the majority of the ownership by sale, acquisition, merger, or other method of the equity or tangible or intangible assets of TSR.

Following the Compensation Committee’s approval of Mr. John Sharkey’s Transaction Bonus, which was approved in the amount of (i) $75,000 for the Sale of the Business; and (ii) an additional $15,000 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business, TSR entered into an Addendum, effective as of November 3, 2023 (the “Addendum”), to the Amended and Restated Employment Agreement between TSR and John Sharkey, dated as of November 2, 2020. Pursuant to the terms of the Addendum, Mr. Sharkey’s Transaction Bonus was increased from $75,000 to $100,000. All other terms of Mr. Sharkey’s Transaction Bonus as approved by the Compensation Committee remained the same.

Upon a Sale of the Business, the Transaction Bonus for each director and executive officer named below shall be paid out as follows:

(a)	Thomas Salerno, Chief Executive Officer, President and Treasurer: (i) $150,000 for the Sale of the Business; and (ii) an additional $25,000 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business.

(b)	John Sharkey, Senior Vice President, Chief Financial Officer and Secretary: (i) $100,000 for the Sale of the Business; and (ii) an additional $15,000 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business.

(c)	Mohammad Shah Syed, Managing Director of Sales and Recruiting: (i) $60,000 for the Sale of the Business; and (ii) an additional $10,000 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business.

(d)	Bradley M. Tirpak, Chairman of the Board of Directors: (i) $50,000 for the Sale of the Business; and (ii) an additional $7,500 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business.

(e)	H. Timothy Eriksen, Director: (i) $50,000 for the Sale of the Business; and (ii) an additional $7,500 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business.

(f)	Robert Fitzgerald, Director: (i) $50,000 for the Sale of the Business; and (ii) an additional $7,500 for each full dollar in share price of TSR’s common stock that exceeds $12 per share at the time of the Sale of the Business.

Agreements or Arrangements with Executive Officers of TSR

Employment Agreements

TSR or a wholly-owned subsidiary of TSR is a party to an employment agreement with each of its executive officers.

On November 3, 2020, TSR entered into an Employment Agreement with its Chief Executive Officer, Thomas C. Salerno, as amended by that certain Addendum to Employment Agreement dated July 31, 2023 between the Company and Mr. Salerno (collectively, the “CEO Employment Agreement”), effective as of November 2, 2020.

On November 3, 2020, TSR entered into an Amended and Restated Employment Agreement with its Chief Financial Officer, John Sharkey (together with an Addendum thereto effective as of November 3, 2023, the “CFO Employment Agreement”, collectively with the CEO Employment Agreement, the “Employment Agreements”), effective as of November 2, 2020. The CFO Employment Agreement superseded the Amended and Restated Employment Agreement dated May 24, 2019 between the Company and Mr. Sharkey in its entirety.

On January 1, 2023, TSR entered into an Employment Agreement with its Director of Recruiting and Sales, Mohammed Shah Syed, as amended by that certain Addendum to Employment Agreement dated August 1, 2023, between the Company and Mr. Syed (collectively, the “R&S Employment Agreement”), effective January 1, 2023.

Change in Control-Related Termination Entitlement and Severance.

Messrs. Salerno and Sharkey

If, prior to the expiration of their respective term of employment and within 12 months following a Change in Control (as defined in their Employment Agreements), Mr. Salerno or Mr. Sharkey is subject to termination other than for Cause, then the Company will pay “Change in Control Severance Benefits” consisting of (i) a payment equivalent to one year of base salary (as in effect immediately prior to the Change in Control, or the date of the termination of the employee’s employment, whichever is greater), (ii) 100% of the employee’s annual bonus as paid in the previous year, (iii) taxable cash payments for COBRA coverage for 18 months, and (iv) acceleration of vesting of 100% of the employee’s unvested equity award compensation.

Pursuant to the Employment Agreements, the Company’s obligation to pay any Change in Control Severance Benefits, or any related benefits to which Mr. Salerno or Mr. Sharkey, is not automatically entitled under the law will be subject to the employee’s execution of an effective release of claims in favor of the Company, its affiliates and their related persons, in a form to be provided by the Company. In addition, in the event that Mr. Salerno or Mr. Sharkey breaches the restrictive covenants under his Employment Agreement, any remaining Change in Control Severance Benefits due to him will be forfeited.

 Mr. Syed

In the event that the Company terminates Mr. Syed’s employment (a) for “Cause” (as defined in his R&S Employment Agreement) or (b) upon his death or disability or (c) due to a threat of litigation or litigation is initiated by a third party against the Company or against Mr. Syed as it relates to his employment with the Company, then the Company’s sole obligations to Mr. Syed shall be the Termination Entitlement.

In the event that the Company terminates Mr. Syed’s employment for reasons other than the above-enumerated reasons, Mr. Syed will be entitled to the Termination Entitlement plus a severance payment consisting of one year of base salary (the “Syed Severance Payment”) as well as a health benefit comprising of continued participation in the Company’s group health plan for one year, subject to certain conditions provided in the R&S Employment Agreement (the “Syed Health Benefit”).

Pursuant to the R&S Employment Agreement, the Company’s obligation to pay any Syed Severance Payment or Syed Health Benefit or any related benefits to which Mr. Syed is not automatically entitled under the law will be subject to his execution of an effective release of claims in favor of the Company, its affiliates and their related persons, in a form to be provided by the Company. In addition, in the event that Mr. Syed breaches the restrictive covenants under his R&S Employment Agreement, any amounts due to him other than his Termination Entitlement will be forfeited.

The table below sets forth each executive’s estimated cash severance entitlement under his employment agreement, assuming for purposes of the table that the executive’s employment by TSR or a wholly-owned subsidiary of TSR is terminated without “cause” (as defined in the applicable agreement) following the Effective Time.

Table of Potential Executive Severance Payments

Name	Estimated Cash Severance ($)
Thomas C. Salerno	551,896
John Sharkey	454,125
Mohammed Shah Syed	363,244

Compensation of TSR Non-Employee Directors

As set forth under the section entitled “—Effect of the Offer and the Merger Agreement on TSR Equity Incentive Plan and Unvested TSR Restricted Stock Awards,” all then-outstanding Unvested TSR Restricted Stock Awards (including those held by non-employee directors) will be converted into the right to receive the Stock Award Cash Consideration. In addition, prior to the Effective Time, TSR may provide cash and equity-based director compensation to its non-employee directors in the ordinary course of business and consistent with past practice and may provide for pro-rata payment of the director compensation for a partial year of service for the year in which the Effective Time occurs.

Effect of Merger Agreement on Employee Benefits

Under the Merger Agreement, Parent has agreed that, for a period of one year following the Effective Time (the “Continuation Period”) Parent shall provide or shall cause to be provided to each individual who is employed by TSR or any TSR Subsidiary immediately prior to the Effective Time and who continues employment with Parent or the Surviving Corporation or any of their respective subsidiaries or affiliates as of immediately following the Effective Time (each, a “Company Employee”), except as provided in any agreement between any Company Employee and the Surviving Corporation to be effective following the Effective Time, (i) a base salary or wage rate and target cash incentive opportunity that are at least as favorable in the aggregate to those provided to such Company Employee by TSR or any TSR Subsidiary, as applicable, as of immediately prior to the Effective Time and (ii) other employee benefits (excluding cash incentive opportunities, severance (except as provided in the following sentence), equity and equity based awards, change in control plans, retention, transaction, nonqualified deferred compensation, defined benefit pension, and post-termination or retiree health or welfare benefits) that are substantially comparable in the aggregate to those provided to such Company Employee by TSR or any TSR Subsidiary under TSR’s benefit plans or TSR’s benefit agreements that are disclosed in the disclosure schedule, as applicable, as of immediately prior to the Effective Time (or to the extent a Company Employee becomes covered by an employee benefit plan or program of Parent or one of its other affiliates during such period, benefits substantially comparable to those benefits maintained for and provided to similarly situated employees of Parent or the relevant affiliate). During the six month period following the Effective Time, Parent has also agreed to provide (or cause the Surviving Corporation to provide) any Company Employee (other than Company Employees who have been engaged to work with a particular client of TSR or any TSR Subsidiary for a specified term or project) who experience a qualifying termination of employment under the circumstances set forth in the Disclosure Letter with severance benefits of between two weeks and two months’ pay, based on such Company Employee’s (i) years of service with TSR and its predecessors and (ii) past performance, subject to the Company Employee’s execution of a general release of claims in favor of TSR, Parent and related persons.

Parent has also agreed to use commercially reasonable efforts following the Effective Time to cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all employee benefit plans of Parent and its other affiliates to the extent coverage under any such plan replaces coverage under a comparable TSR benefit plan in which such Company Employee participated immediately prior to the Effective Time.

Parent has additionally agreed that for purposes of vacation, paid time-off, severance or 401(k) savings, legacy Company Employees’ service with TSR shall be treated as service with Parent or an applicable subsidiary to the same extent and for the same purpose as such service was credited under the analogous TSR plan or arrangement for purposes of determining eligibility to participate, level of benefits and vesting (subject to certain customary exceptions, such as duplication of benefits). Also, with respect to any group health plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, for the plan year that includes the date upon which the Effective Time occurs, Parent shall use commercially reasonable efforts, to the extent permitted by such plan, to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Company Employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to Company Employees or eligible dependents or beneficiaries under the corresponding TSR benefit plan that is a group health plan in which such Company Employees participated immediately prior to the Effective Time and (ii) waive any waiting period or evidence of insurability requirement that would otherwise be applicable to such Company Employee and their eligible dependents on or after the Effective Time, in each case, to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous TSR benefit plan that is a group health plan prior to the Effective Time.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, TSR’s directors and officers (including each of TSR’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from TSR for a period of time following the Effective Time. A summary of such indemnification and insurance coverage is set forth under the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Effect of the Merger on Director and Officer Indemnification and Insurance

TSR’s Amended and Restated Bylaws provide that TSR will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. TSR’s Amended and Restated Bylaws also provide that TSR “shall have the power to advance to officers, directors, employees and agents expenses incurred by them in defending a civil or criminal action, suit or proceeding relating to their service in such capacity in advance of the final disposition thereof, upon receipt of an undertaking for repayment if it shall ultimately be determined that such officer, director, employee or agent is not entitled to be indemnified under Delaware law and the Certificate of Incorporation and By-laws of the Corporation.” TSR’s Amended and Restated Bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as TSR’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, TSR has entered into separate indemnity agreements with its directors and executive officers (other than Mohammed Shah Syed) that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, TSR is not obligated to indemnify such director or executive officer in certain circumstances, including for an accounting of profits made from the purchase and sale by such director or executive officer of securities of TSR within the meaning of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law, or in connection with any proceeding voluntarily initiated by such director or executive officer (subject to specific exceptions), and certain other situations. This description of the indemnity agreements entered into between TSR and each of its directors and executive officers is qualified in its entirety by reference to the forms of indemnification agreement filed as Exhibits (e)(19) and (e)(20) hereto, which are incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing at the execution of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of TSR, any TSR subsidiary or any of their predecessors (each, an “Indemnified Party”) (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time; (ii) shall survive the Merger; (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following May 15, 2024, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, TSR may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Acceptance Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of TSR’s directors’ and officers’ liability insurance policies in effect on May 15, 2024 (the “Existing D&O Policies”); provided that the maximum aggregate premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by TSR for coverage for its most recent renewal under the Existing D&O Policies.

Section 16 Matters

Prior to the Effective Time, TSR may take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of TSR equity securities (including derivative securities) in connection with the Merger by each individual who is a director or officer of TSR subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the scheduled expiration of the Offer, TSR (acting through the compensation committee of the TSR Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by TSR with current or future directors, officers or employees of TSR.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of TSR’s current directors have entered into, or committed to enter into, any arrangements or other understandings with Parent, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Parent, Purchaser or their respective affiliates may enter into employment or other arrangements with TSR’s directors in the future.

Employment Agreements Effective at Closing: New Salerno Employment Agreement and New Syed Employment Agreement

On May 15, 2024, the Company entered into employment agreements, effective as of the Merger Closing Date, as defined in the Merger Agreement, with each of Thomas Salerno, President and CEO of the Company, and Mohammed Shah Syed, the Company’s Director of Recruiting (respectively, the “New Salerno Employment Agreement” and the “New Syed Employment Agreement” and, collectively, the “New Employment Agreements”). The New Syed Employment Agreement replaces in its entirety the Employment Agreement between the Company and Mr. Syed dated January 1, 2023, and subsequently amended by the Addendum to Employment Agreement effective August 1, 2023 (as so amended, the “Prior Syed Employment Agreement”). The New Salerno Employment Agreement replaces in its entirety the Employment Agreement between the Company and Mr. Salerno effective November 2, 2020, and subsequently amended by the Addendum to Employment Agreement effective November 3, 2023 (as so amended, the “Prior Salerno Employment Agreement”).

The New Salerno Employment Agreement provides for annualized base salary in the amount of $395,000. In addition to base salary, the New Salerno Employment Agreement provides that Mr. Salerno will be eligible to receive an annual cash bonus for fiscal year 2025 and for each subsequent fiscal year during the term of employment in an amount up to forty-five percent (45%) of Mr. Salerno’s base salary. The New Salerno Employment Agreement further provides that the Company will pay Mr. Salerno a cash bonus in an amount up to forty-five percent (45%) of Mr. Salerno’s base salary that remains unpaid as of the New Salerno Employment Agreement effective date, which is the annual bonus that Mr. Salerno was eligible to receive under the terms of the Prior Salerno Employment Agreement for the fiscal year ending May 31, 2024, and which the Company will pay in a lump sum no later than thirty (30) days following the New Salerno Employment Agreement effective date. The New Salerno Employment Agreement further provides that Mr. Salerno will be eligible to participate in a management incentive plan, the terms of which the Company will establish no later than sixty (60) days following the New Salerno Employment Agreement effective date.

The New Salerno Employment Agreement provides for an initial term of three (3) years, which automatically renews for successive renewal terms of one (1) year each unless either party gives notice of non-renewal to the other party at least sixty (60) days prior to the expiration of the initial term or the then-current renewal term.

The New Syed Employment Agreement provides that, following the effective date of the New Syed Employment Agreement, Mr. Syed will hold the position of Managing Director of the Company. The New Syed Employment Agreement provides for an initial term of three (3) years, which automatically renews for successive renewal terms of one (1) year each unless either party gives notice of non-renewal to the other party at least sixty (60) days prior to the expiration of the initial term or the then-current renewal term.

The New Syed Employment Agreement provides for annualized base salary in the amount of $325,000. In addition to base salary, the New Syed Employment Agreement provides that Mr. Syed will be eligible to receive an annual cash bonus for fiscal year 2025 and for each subsequent fiscal year during the term of employment in an amount up to twenty-five percent (25%) of Mr. Syed’s base salary. The New Syed Employment Agreement further provides that the Company will pay Mr. Syed a cash bonus in an amount up to twenty-five percent (25%) of Mr. Syed base salary that remains unpaid as of the New Syed Employment Agreement effective date, which is the annual bonus that Mr. Syed was eligible to receive under the terms of the Prior Syed Employment Agreement for the fiscal year ending May 31, 2024, and which the Company will pay in a lump sum within thirty (30) days following the New Syed Employment Agreement effective date. The New Syed Employment Agreement further provides that Mr. Syed will be eligible to participate in a management incentive plan, the terms of which the Company will establish no later than sixty (60) days following the New Syed Employment Agreement effective date.

Each of the New Employment Agreements provides that the applicable executive will (a) be entitled to continue to participate in any retirement, group health, dental, vision, life insurance, short term disability, and other employee benefit plans generally available to similarly situated Company employees; (b) receive a monthly payment toward costs associated with such executive’s personal vehicle and cellular device, and (c) be entitled to four (4) weeks of paid vacation and five (5) days for sick leave or personal use each year.

Each of the New Employment Agreements provides that, in the event that either (a) the Company terminates the executive’s employment without “Cause,” or (b) the executive terminates his employment due to the Company’s failure to timely cure a material breach of the New Employment Agreement, the executive will be entitled to receive the following: (i) severance in the form of continued payment of the executive’s base salary for a period of twelve (12) months; and (ii) continued group health benefits for the executive and his dependents at the same level of coverage and at the same cost to the executive as if he had remained employed by the Company until the earlier of twelve (12) months following the date of termination, or the date on which the executive ceases to be eligible for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985. In addition to the foregoing benefits, the Company will also pay the executive the Termination Entitlements (as defined and described below). With the exception of the Termination Entitlements, the Company’s obligation to pay the foregoing benefits is subject to the executive’s execution and non-revocation of a release of claims in a form acceptable to the Company.

Each of the New Employment Agreements provides that, in the event that either (a) the Company terminates the executive’s employment for “Cause,” (b) the executive voluntarily resigns from his employment, or (c) the executive’s employment terminates as a result of his death or disability, the Company’s sole obligation to the executive shall be: (i) payment of the executive’s earned but unpaid base salary through the termination date; (ii) payment of any unreimbursed business expenses properly incurred by the executive, and (iii) any other obligations owed under the Company’s benefit plans in accordance with their terms (collectively, the “Termination Entitlements”).

Each of the New Employment Agreements defines “Cause” as (a) any act constituting fraud, embezzlement or theft; (b) willful misconduct or gross negligence materially damaging to the Company, its reputation, products, services or customers; (c) willful failure or refusal to undertake good faith efforts to perform duties to the Company (other than any such failure resulting from incapacity due to physical or mental impairment); (d) knowing and intentional violation of any law or regulation; or (e) knowingly and intentionally making an unauthorized disclosure of any trade secret or confidential information of the Company or a parent or subsidiary. In each case, the executive’s employment can be terminated “For Cause” following the Company’s written notice of the conduct constituting Cause and the executive’s failure to cure such conduct, if capable of cure, within thirty (30) days following receipt of such written notice.

Each of the New Employment Agreements sets forth the executive’s covenants against: disclosure of the Company’s confidential information; competition with the Company for a period of one (1) year following the termination date; and solicitation of employees, independent contractors, customers, suppliers, and other business relations of the Company for one (1) year following the termination date.

Item 4. The Solicitation or Recommendation

Recommendation of the TSR Board

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Offer in consultation with TSR management and its legal and financial advisors, on May 14, 2024, the TSR Board, among other things, unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of TSR and its stockholders, (ii) declared it advisable for TSR to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by TSR of the Merger Agreement and the consummation of the Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the TSR Board unanimously recommends that TSR’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the TSR Board took into account a number of reasons set forth in the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the TSR Board.”

A copy of the joint press release issued by TSR and Parent, dated as of May 15, 2024, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the TSR Board, Parent, TSR’s representatives, Parent’s representatives and other parties.

The TSR Board, together with TSR’s management and with the assistance of TSR’s outside advisors, periodically reviews the Company’s future growth prospects and long-term plans and considers various strategic and other opportunities available to TSR and other ways to enhance stockholder value, including in light of competitive dynamics and industry trends.

On May 30, 2023, TSR interviewed Shulman Rogers, P.A. (“Shulman Rogers”) for a potential legal engagement.

On June 6, 2023, TSR entered into an engagement letter with Shulman Rogers to serve as counsel to TSR.

On June 12, 2023, the TSR Board, along with Tom Salerno, Chief Executive Officer of TSR, and John Sharkey, Chief Financial Officer of TSR, held a meeting via conference call during which the Board discussed a potential strategic review.

On June 20, 2023, the TSR Board, along with Mr. Salerno and Mr. Sharkey, held a meeting by conference call during which representatives of Shulman Rogers gave a presentation to the Board regarding its fiduciary duties in connection with the potential strategic review. On July 10, 2023, TSR engaged Focus Investment Banking to serve as TSR’s financial advisor. Thereafter, the Board generally held meetings via conference call on a weekly basis to discuss the status of the potential strategic transaction and such meetings generally included one or more representatives of Focus. Certain key dates of such meetings are included in the following chronology.

During July and August 2023, TSR’s management and Focus began preparing a Confidential Information Memorandum (“CIM”) related to the potential sale transaction.

On August 25, 2023, the Compensation Committee of the TSR Board, which consisted of all of the members of the Board, met and approved a transaction bonus for TSR’s executive officers and certain other employees. The Board also approved a transaction bonus for the members of the Board (the foregoing, collectively, the “Transaction Bonuses”).

On August 28, 2023, TSR announced via a press release published on Business Wire that the Board initiated a process to identify and evaluate potential strategic alternatives to maximize shareholder value. The press release noted that TSR expected to consider a range of options, such as a sale of or acquisitions by TSR or a special dividend, as well as other potential alternatives. The press release noted that TSR retained Focus as its financial advisor and Shulman Rogers as its legal advisor to assist the Board in the evaluation process.

Between September 6, 2023, and approximately September 11, 2023, Focus reached out to over one hundred and fifty potential buyers of TSR that they identified would potentially be interested in a transaction with TSR.

In addition to the potential buyers contacted by Focus, several parties who had read the press release reached out to the Company as potential buyers.

From September 2023 to December 2023, TSR’s management engaged in discussions regarding a potential transaction with approximately thirty participants in the IT Staffing industry, including BCF. These discussions primarily focused on a potential sale of 100% of the equity interests of TSR.

On September 11, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, representatives of Shulman Rogers and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts, which included completing the CIM. Focus relayed that, as of the date of the meeting, they had reached out to over one hundred and fifty potential buyers of TSR, executed ten Non-Disclosure Agreements with potential buyers and had approximately ten more Non-Disclosure Agreements in process.

On September 18, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts. Focus relayed that they executed twenty Non-Disclosure Agreements to-date with potential buyers and sent the CIM to all of such counterparties. Focus also relayed that approximately seven additional Non-Disclosure Agreements were then in process.

On September 19, 2023, and September 20, 2023, Focus entered into the Confidentiality Agreement with BCF, as well as confidentiality agreements with several other companies including Company A and Company B.

On September 25, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts. Focus relayed that, as of the date of the meeting, they had executed a total of twenty-six Non-Disclosure Agreements with potential buyers and sent the CIM to all of such counterparties. Calls between TSR management and potential buyers commenced during the week of September 25, 2023.

On October 2, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts. Focus relayed that certain potential buyers had dropped out of the process and that nineteen potential buyers were still in the process. Calls between TSR management and potential buyers were continuing.

On October 16, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey and representatives of Focus, held a meeting via conference call. Focus relayed that there were fifteen interested parties at that point, all of which had signed Non-Disclosure Agreements and received the CIM. Focus indicated the next step was to finish management calls and request Indications of Interest from the various parties.

On October 23, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts. Focus relayed that certain potential buyers had dropped out of the process and that seventeen potential buyers were still in the process.

On October 28, 2023, Company A submitted an Indication of Interest with an enterprise value of $27-$32 million on a cash-free, debt-free basis, subject to Working Capital adjustments and other due diligence adjustments. The payout included a 60% payment at closing and the balance over a three-year period. Focus had a conversation with a Company A executive and explained the terms of their Indication of Interest were inappropriate for the purchase of a public company. The Company A executive communicated that Company A would be providing a revised Indication of Interest.

On October 30, 2023, BCF submitted an Indication of Interest with a range between $21.5 million to $29.0 million on a cash-free, debt-free basis, assuming certain financial metrics by TSR.

On November 6, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts. Focus relayed that five potential buyers had submitted a written Indication of Interest (including Company A) and one potential buyer had provided a verbal offer (Company B).

On November 8, 2023, Company A submitted a revised Indication of Interest with a range of $22.0 to $25.0 million on a cash-free, debt-free basis, subject to Working Capital adjustments and other due diligence adjustments.

On November 13, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, representatives of Focus and representatives of Shulman Rogers, held a meeting via conference call during which Focus indicated that there were three potentially interested strategic counterparties.

On November 17, 2023, Company B submitted an Indication of Interest at $25.0 million enterprise value, noting that net cash on hand would be added to the total purchase price.

On December 11, 2023, it was publicly announced that Company B’s parent company was the target of a takeover by a large private equity group. Two days later, Company B’s advisor notified Focus that Company B was not going to continue moving forward with the process due to this new development.

On December 22, 2023, Focus and Shulman Rogers had a conference call with Company A about a potential transaction structure.

On December 22, 2023, Focus received and sent to the TSR Board, along with Mr. Salerno and Mr. Sharkey, Letters of Intent (each, a “LOI”) from both BCF and Company A.

The BCF LOI included aggregate consideration equal to $25.5 million, plus an amount equal to 100% of the cash and cash equivalents of the Company on the closing date, such amount not to exceed $4.5 million, equating to an offer price of up to $13.40 per fully diluted share of common stock.

The Company A LOI included aggregate consideration equal to $23.0 million. The Transaction Consideration assumed a cash-free, debt-free balance sheet, as well as an appropriate level of working capital. Accordingly, the Transaction Consideration would be: 1) Increased by the amount of any cash at closing; to be defined during due diligence and to be agreed in the definitive agreements; 2) Decreased by the amount of any debt or debt-like items, that are assumed or retained by the Company at closing or paid by Purchaser at closing; 3) Decreased by the amount of any transaction expenses of the Company that were not paid by the Company prior to the closing; and 4) Increased or decreased by the amount by which the Company’s working capital at closing was greater than or less than an agreed target working capital. The Company A LOI included an escrow deposit required to be made by TSR and other terms and conditions that were unfavorable to TSR.

On December 26, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, and representatives of Focus, held a meeting via conference call. The Board asked several questions about the potential buyers. The Board discussed other assumptions and the deal structure proposed for each deal. Focus noted the BCF LOI seemed to have less risks, more compatibility, and seemed more likely to close and recommended to the Board that TSR attempt to negotiate a higher deal price from BCF. The Board discussed the deal price and directed Focus to propose a purchase price of $32.5 million to BCF.

On the morning of December 29, 2023, the TSR Board, along with representatives of TSR and representatives of Focus, held a meeting via conference call during which the Board discussed the offers from BCF and Company A. The Board noted that Company A’s Letter of Intent included a requirement that TSR deposit $200,000 into escrow that would potentially be released to Company A for various reasons during the due diligence process. The Board decided to proceed with negotiations with BCF due to the favorable terms of BCF’s LOI and higher likelihood of closing, as compared to Company A.

On the afternoon of December 29, 2023, Focus engaged in successful verbal negotiations with BCF for a Letter of Intent at an enterprise value equal to $33.0 million, or an offer price of $14.74 per fully diluted share of Common Stock, with no adjustment for working capital, debt or cash.

From January 2, 2024, to January 9, 2024, representatives of Shulman Rogers and representatives of BCF’s counsel, Ice Miller LLP (“Ice Miller”), negotiated certain terms in BCF’s Letter of Intent.

On January 10, 2024, TSR and BCF executed the Exclusivity Agreement, whereby TSR agreed to negotiate exclusively with BCF for a period of sixty days.

On January 12, 2024, a representative of BCF sent itemized requests for due diligence materials to a representative of Focus.

From January 15, 2024, and continuing until the finalization and execution of definitive agreements on May 15, 2024, representatives and advisors of BCF and representatives of Ice Miller were given access to a data room to conduct due diligence on TSR.

Beginning in mid-January 2024, TSR interviewed several investment banking and valuation firms regarding a possible retention to provide the Board with a Fairness Opinion in connection with the transaction.

On February 12, 2024, the TSR Board, along with Mr. Salerno, Mr. Sharkey and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on the due diligence process. Mr. Salerno gave an update on recent calls with the BCF management team. The Board considered the need for a Fairness Opinion and discussed four proposals solicited from investment banking and valuation firms. The Board determined to engage Chessiecap Securities, Inc. (“Chessiecap”) to provide the Fairness Opinion.

On February 19, 2024, representatives of Ice Miller delivered an initial draft of the Merger Agreement to representatives of Shulman Rogers, which proposed that the $33 million enterprise value be reduced by transaction expenses and proposed a termination fee of $1.5 million in the event that, among other things, TSR terminated the Merger Agreement to accept a Superior Company Proposal, as defined in the drafted Merger Agreement. At this time, the entities that would be the acquiring parties in the Merger Agreement were not finalized.

On February 22, 2024, the TSR Board directed management to execute an engagement letter with Chessiecap to provide a Fairness Opinion.

On February 23, 2024, the TSR Board, along with Mr. Salerno, Mr. Sharkey, representatives of Shulman Rogers and representatives of Focus held a meeting via conference call. During the meeting, representatives of Shulman Rogers reviewed the draft Merger Agreement with the Board, including, but not limited to, the scope of the representations and warranties, the conditions to closing, the various termination rights of the parties and the proposed termination fee. Focus also discussed the effect of the proposed reduction of the purchase price for transaction expenses.

On March 1, 2024, representatives of Shulman Rogers delivered a revised draft of the Merger Agreement to representatives of Ice Miller. This revised draft of the Merger Agreement provided for, among other things, an offer price of $14.74 per share without deduction for transaction expenses and a termination fee of $1 million.

On March 4, 2024, representatives of Ice Miller delivered an initial draft of a Form of Tender and Support Agreement to representatives of Shulman Rogers, proposed to be entered into by Zeff Capital, L.P., Robert Fitzgerald and QAR Industries, Inc., holders of approximately 45.55% of outstanding shares of common stock of TSR.

On March 8, 2024, representatives of Ice Miller and representatives of Shulman Rogers discussed an extension of the exclusivity period under the Exclusivity Agreement via conference call.

On March 11, 2024, representatives of Ice Miller delivered a drafted amendment to the Exclusivity Agreement to representatives of Shulman Rogers.

On March 11, 2024, the TSR Board, along with Mr. Salerno, Mr. Sharkey, representatives of Focus and representatives of Shulman Rogers, held a meeting via conference call during which representatives of Focus indicated that due diligence was in process and the data room had been populated with certain of BCF’s requested materials. Representatives of Shulman Rogers led a discussion about the proposed extension of the exclusivity period until 5:00 pm Eastern Standard Time on March 25, 2024. The Board approved the proposed extension. On the same day, TSR and BCF entered into the First Amendment to the Exclusivity Agreement, pursuant to which BCF and TSR extended the exclusivity period under the Exclusivity Agreement until 5:00 pm Eastern Standard Time on March 25, 2024, subject to extension or earlier termination by agreement of TSR and BCF.

On March 20, 2024, TSR provided BCF with revised forecasts for the remainder of fiscal year 2024 (ending May 31, 2024) and for fiscal year 2025. In particular, the revised forecast for fiscal year 2024 projected revenue of $84.1 million (reduced from $93.5 million in the prior forecast provided to BCF) and $1.8 million of Net Income Before Taxes (reduced from $2.5 million in the prior forecast provided to BCF); and the revised forecast for fiscal year 2025 projected revenue of $94.4 million (reduced from $107.2 million in the prior forecast provided to BCF) and $3.1 million of Net Income Before Taxes (reduced from $3.5 million in the prior forecast provided to BCF).

During the weekend of March 24, 2024, in light of the new projections, BCF proposed a revised enterprise value of $29.5 million without deduction for transaction or other expenses. TSR in turn proposed a revised enterprise value of $31.0 million and BCF proceeded to propose a revised enterprise value of approximately $30.0 million, or an offer price of $13.40 per fully diluted share of Common Stock.

On March 25, 2024, the TSR Board approved the proposed enterprise value of approximately $30 million and the proposed offer price of $13.40 per fully diluted share of Common Stock.

On March 26, 2024, BCF and TSR entered into the Second Amendment to the Exclusivity Agreement, pursuant to which BCF and TSR extended the exclusivity period under the Exclusivity Agreement, as amended, until 5:00 pm Eastern Standard Time on April 9, 2024, subject to extension or earlier termination by agreement of TSR and BCF.

On March 26, 2024, representatives of Ice Miller delivered a revised draft of the Merger Agreement to representatives of Shulman Rogers, proposing a termination fee of $1.25 million.

On April 1, 2024, the TSR Board, along with Mr. Salerno, Mr. Sharkey, representatives of Focus and representatives of Shulman Rogers, held a meeting via conference call during which representatives of Focus discussed the status of due diligence and the potential transaction timeline. The TSR Board discussed the potential termination fee under the Merger Agreement and the TSR Board approved a $1.25 million termination fee.

On April 3, 2024, representatives of Shulman Rogers delivered a revised draft of the Merger Agreement to representatives of Ice Miller. This revised draft provided for, among other things, proposed revisions to the draft representations and warranties in the Merger Agreement and an agreement by Parent to provide certain severance benefits to certain employees of the Company if their employment was terminated by the Company without cause within 9 months of the Effective Time.

On April 5, 2024, representatives of Shulman Rogers and representatives of Ice Miller discussed the Transaction Bonuses and that BCF was unaware of the Transaction Bonuses. Representatives of Shulman Rogers then discussed the Ice Miller call with representatives of TSR via conference call.

On April 9, 2024, BCF and TSR entered into the Third Amendment to the Exclusivity Agreement, pursuant to which BCF and TSR extended the exclusivity period under the Exclusivity Agreement, as amended, until 5:00 pm Eastern Standard Time on April 26, 2024, subject to extension or earlier termination by agreement of TSR and BCF.

On April 12, 2024, TSR filed an Amendment to Quarterly Report on Form 10-Q for the quarterly period ending August 31, 2024, to disclose the Transaction Bonuses. Following discussion among the parties, the parties agreed that there would not be a purchase price adjustment for the Transaction Bonuses, as those costs were offset by other transaction expenses and liabilities that had been overestimated in TSR’s projections.

On April 24, 2024, Ice Miller informed Shulman Rogers that Justin Christian, the majority stockholder of BCF, would be forming a new entity, that Mr. Christian would wholly own, and which was not a subsidiary of BCF, to be party to the Merger Agreement. This entity in turn would form another subsidiary that would also be party to the Merger Agreement.

On May 3, 2024, representatives of Shulman Rogers and representatives of Ice Miller discussed Justin Christian’s potential arrangement of bank financing for the acquisition via conference call.

Between April 17, 2024, and May 14, 2024, representatives of Ice Miller and representatives of Shulman Rogers exchanged drafts of the Merger Agreement and negotiated, among other things, representations, warranties and covenants related to Parent’s capitalization and bank financing; a reverse termination fee of $6 million and terms related thereto; Purchaser’s right in certain instances to extend the offer expiration date up to August 15, 2024; and the provision of certain severance benefits to certain employees of the Company if their employment was terminated without cause within six months of the Effective Time. The revised Merger Agreement reflected Mr. Christian’s capitalization of the entity with $9 million in cash.

Between May 3, 2024, and May 14, 2024, representatives of Shulman Rogers and representatives of Ice Miller exchanged comments regarding a Commitment Letter for up to $24,000,000 of credit facilities by and between First Merchants Bank, an Indiana bank, and Borrower, defined therein as an entity then to be formed by Justin Christian to acquire TSR.

On May 14, 2024, representatives of Ice Miller informed representatives of Shulman Rogers that First Merchants Bank and Justin Christian, individually and on behalf of Borrower, executed the Commitment Letter.

On May 14, 2024, the TSR Board held a meeting, also attended by members of TSR’s senior management and representatives of Shulman Rogers, Focus and Chessiecap, to discuss and review the terms of the Merger Agreement (copies of the final form of which had been distributed to the members of the Company Board prior to the meeting), and to consider approval of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Chessiecap also delivered its analysis and oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 14, 2024, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Chessiecap in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following the Board’s discussion, including of the factors summarized in “—Reasons for the Recommendation; Fairness of the Offer and the Merger,” the directors unanimously determined that the terms of the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, were advisable, fair to, and in the best interests of, the Company and its stockholders, authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, approved, adopted and declared advisable, fair to and in the best interests of the Company and its stockholders the Merger Agreement and the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer Price, and recommended that the stockholders of the Company accept the Offer and tender their shares of the Company’s common stock in the Offer.

On May 15, 2024, TSR, Parent and Purchaser executed the final Merger Agreement, and Parent and Purchaser entered into Tender and Support Agreements with Zeff Capital, L.P., Robert Fitzgerald and QAR Industries, Inc., holders of approximately 45.55% of outstanding shares of common stock of TSR.

Following the closing of trading on May 15, 2024, TSR, Parent and Purchaser issued a joint press release announcing the execution of the Merger Agreement and Parent’s forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price.

On May 30, 2024, Purchaser commenced the Offer, and TSR filed this Schedule 14D-9.

Reasons for the Recommendation of the TSR Board

At a meeting on May 14, 2024, the TSR Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, TSR and its stockholders; (ii) declared it advisable for TSR to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by TSR of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that TSR’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The TSR Board consulted with members of TSR’s senior management and representatives from Focus Investment Banking, Chessiecap and Shulman Rogers at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the TSR Board believes support its unanimous decision and recommendation.

●	Business, Financial Condition and Prospects. The TSR Board considered the current and historical financial condition and results of operations, competitive position, assets, business and prospects of TSR including certain forecasts for TSR prepared by members of its senior management (as discussed in the section entitled “—Certain Unaudited Prospective Financial Information of TSR”). The TSR Board considered the potential opportunity to create value through continued execution of its business plan, and certain risks and uncertainties associated with TSR and its business including other risk factors set forth in TSR’s Annual Report on Form 10-K for the fiscal year ended May 31, 2023, and subsequent quarterly reports on Form 10-Q, all as filed with the SEC.

●	Implied Premium. The TSR Board considered the fact that the Offer Price of $13.40 represents an approximately 73.8% premium over TSR’s closing share price of $7.71 on May 14, 2024, the last trading day before the TSR Board approved the Transactions and an approximately 72.6% premium over TSR’s 30-trading day volume-weighted average share price as of such date.

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Cash Merger Consideration; Certainty of Value. The TSR Board considered the fact that the Offer Price and Merger Consideration payable to TSR’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide TSR stockholders with immediate liquidity and certainty of value. The TSR Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with TSR’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares.

●	Reverse Termination Fee. The TSR Board considered the fact that the Merger Agreement includes a reverse termination fee of $6,000,000, payable to the Company if (i) the Company terminates the Merger Agreement because Parent is unable or fails to obtain financing in an amount sufficient to fund the Transactions by August 15, 2024; (ii) the Company terminates the Merger Agreement because the Offer period (as may be extended by Parent per the above up to August 15, 2024) expires and the Offer is not closed within 5 business days of expiration; or (iii) Parent or the Company terminate the Merger Agreement because the Offer has not closed by August 15, 2024, and the reverse termination fee would have been payable if the Company had terminated the Merger Agreement under clause (i) or (ii) above.

●	Negotiation Process. The TSR Board considered the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by TSR with the knowledge and at the direction of the TSR Board and with the assistance of independent financial and legal advisors. The TSR Board also considered that this process created a competitive dynamic (as more fully described above under the section entitled “—Background of the Merger Agreement”), resulting in an all-cash acquisition offer from Parent, who ultimately offered a higher, non-contingent upfront price.

●	Strategic Alternatives. After discussions with representatives of Focus Investment Banking, Chessiecap and TSR’s management, the TSR Board considered the risks and potential benefits associated with other strategic alternatives and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the TSR Board considered continuing to execute TSR’s strategy on a stand-alone basis, current public company market prices for the industry, potential acquisitions, and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement constituted a more attractive alternative.

●	Certain Management Projections. The TSR Board considered certain forecasts for TSR prepared by members of senior management, which reflected an application of various assumptions of TSR’s management. For further discussion, see under the section entitled “—Certain Unaudited Prospective Financial Information of TSR.”

●	Chessiecap’s Fairness Opinion and Related Analysis. The TSR Board considered the oral opinion of Chessiecap rendered to the TSR Board on May 14, 2024, which was subsequently confirmed by delivery of a written opinion dated May 14, 2024, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Chessiecap in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “—Opinion of TSR’s Financial Advisor” The full text of Chessiecap’s written opinion, dated May 14, 2024, which set forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Chessiecap in preparing its opinion, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

●	Tender and Support Agreements. The TSR Board considered the fact that Zeff Capital, L.P. (“Zeff Capital”), QAR Industries, Inc. (“QAR”) and Robert Fitzgerald (together with QAR, the “QAR Parties”) who together with certain of their respective affiliates collectively owned approximately 45.55% of the outstanding Shares as of May 15, 2024, support the transaction and agreed to tender their Shares in the Offer, and agreed to enter into Tender and Support Agreements with the Purchaser.

●	Speed and Likelihood of Consummation. The TSR Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by TSR’s stockholders) enables TSR’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The TSR Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

●	the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

●	the fact that the completion of the Offer is conditioned on meeting the Minimum Tender Condition, which cannot be waived without the prior written consent of TSR;

●	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

●	the fact that Parent obtained a commitment letter from First Merchants Bank for up to $24,000,000 of credit, which together with Parent’s cash on hand is to be used to finance the transaction;

●	the TSR Board’s perception that Justin Christian, as the owner of Parent, is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

●	the ability of TSR to enforce the Merger Agreement.

●	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the section entitled “Item 8. Additional Information—Appraisal Rights.”

The TSR Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):

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No Ongoing Equity Interest in TSR. The Offer and the Merger would preclude TSR’s stockholders from having the opportunity to directly participate in the future performance of TSR’s assets and any potential future appreciation of the value of the Shares.

●	Limited Capitalization of Parent and Merger Sub. Parent and Merger Sub are newly formed shell companies with no business. Parent’s capitalization is limited to $9 million in cash, proceeds from the First Merchants Bank commitment or other funding needed to close. Also, although Parent entered into a binding commitment letter with First Merchants Bank for up to $24 million of credit, the issuance of such credit would be subject to subsequent definitive documentation between the parties.

●	Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting TSR from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The TSR Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the TSR Board determines in good faith is a Superior Company Proposal (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, TSR.

●	Termination Fee. TSR may be required to pay the approximately $1.25 million termination fee if the Merger Agreement is terminated under certain circumstances, including by TSR to accept a Superior Company Proposal. The TSR Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

●	Effect of Announcement. The public announcement of the transaction could potentially affect TSR’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

●	Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against TSR.

●	Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of TSR’s business prior to the consummation of the Merger, which require TSR to conduct its business in the ordinary course and refrain from taking specified actions. The TSR Board considered that such restrictions could delay or prevent TSR from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

●	Risks that the Minimum Tender Condition Might Not Be Satisfied. TSR’s stockholders may tender an insufficient number of Shares to meet the Minimum Tender Condition.

●	Risks the Merger Might Not Be Completed. Although TSR expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The TSR Board considered the risks and costs to TSR if the Offer is not completed or the Merger is not consummated, including the diversion of TSR’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with TSR and the potential effect on the trading price of the Shares.

●	Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of TSR’s management will be required, potentially resulting in disruptions to the operation of TSR’s business.

●	Potential Conflicts of Interest. The TSR Board considered the potential conflict of interest created by the fact that TSR’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TSR.”

●	Tax Treatment. Gains realized by TSR’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the TSR Board is not intended to be exhaustive but includes the material reasons considered by the TSR Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the TSR Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The TSR Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the TSR Board may have been influenced to a greater or lesser degree by different factors. The TSR Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Opinion of TSR’s Financial Advisor

Opinion of Chessiecap Securities, Inc.

On May 14, 2024, Chessiecap rendered to the Company Board Chessiecap’s oral opinion, subsequently confirmed in a written opinion dated May 14, 2024, that, as of such date and based upon various assumptions and limitations described in Chessiecap’s opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of shares was fair, from a financial point of view, to such holders.

The full text of the Chessiecap written opinion delivered to the Company Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Chessiecap, is attached as Annex A. Chessiecap provided its opinion to the Company Board for the information and assistance of the Company Board (in its capacity as such) in connection with and for purposes of the Company Board’s evaluation of the Offer Price from a financial point of view. Chessiecap’s opinion does not address any other aspect of the Offer or the Merger and does not constitute advice or a recommendation as to whether or not any stockholder should tender their shares in the Offer or how any stockholder should vote or act in connection with the Offer and Merger or any other matter relating to the Merger.

In connection with rendering its opinion, Chessiecap, among other things:

(1)	reviewed a draft of the Agreement and Plan of Merger dated May 13, 2024;

(2)	reviewed certain publicly available business and financial information relating to the Company that Chessiecap deemed to be relevant;

(3)	reviewed certain information, including the Company forecasts and other financial and operating information concerning the Company as prepared by the management of the Company;

(4)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company as well as with certain of the Company’s representatives and advisors;

(5)	compared the Offer Price and financial terms, to the extent publicly available with certain other sale transactions that Chessiecap deemed relevant;

(6)	compared the Offer Price and the financial and operating performance of the Company with that of other companies with publicly traded equity securities that Chessiecap deemed relevant; and,

(7)	conducted such other financial analyses, studies and inquiries, and considered such other factors and information as Chessiecap deemed appropriate.

Chessiecap relied upon and assumed, without independent verification, the accuracy and completeness of all data, material, financial and other information, including without limitation the Company forecasts, publicly available or provided to it or otherwise reviewed by or discussed with Chessiecap. Chessiecap relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company forecasts, Chessiecap assumed, without independent verification, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Chessiecap did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company.  Chessiecap assumed that the Offer and the Merger will be consummated in accordance with the terms of the Agreement and Plan of Merger, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Chessiecap expressed no view or opinion as to any terms or other aspects of the Offer or the Merger (other than the Offer Price to the extent expressly specified in Chessiecap’s opinion), including, without limitation, the form or structure of the Offer or the Merger. Chessiecap’s opinion was limited to the fairness, from a financial point of view, as of the date of its opinion, of the Offer Price to be paid to stockholders. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature, or any other aspect of any compensation to any of the officers, directors, or employees of any party to the Offer and the Merger, or class of such persons, relative to the Offer Price or its effect on the terms of the Offer and the Merger. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. Chessiecap’s opinion was not intended to and did not constitute a recommendation to members of the Company Board as to whether they should have approved the Offer and the Merger or the Merger Agreement, and Chessiecap expressed no opinion or recommendation as to whether any stockholder should tender their shares in the Offer, or how any stockholder should act in connection with the Offer or the Merger or any related matter.

In preparing its opinion to the Company Board, Chessiecap performed a variety of analyses, including those described below. The summary of Chessiecap’s analyses is not a complete description of the analyses underlying Chessiecap’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Therefore, neither Chessiecap’s opinion nor its underlying analyses is readily susceptible to summary description. Chessiecap arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Chessiecap believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Chessiecap’s analyses and opinion.

Chessiecap’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as they existed and could be evaluated on, and the information made available to Chessiecap as of, the date of its opinion. It should be understood that subsequent developments could affect Chessiecap’s opinion, and Chessiecap does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Chessiecap’s opinion was approved by Chessiecap’s fairness opinion committee.

The following is a summary of the material financial analyses performed and presented by Chessiecap in connection with the preparation of its opinion and reviewed with the Company Board on May 14, 2024. The order of the analyses does not represent relative importance or weight given to those analyses by Chessiecap.

Discounted Cash Flow Analysis

Chessiecap performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a methodology used to derive a valuation of a company by calculating the present value of the future cash flows of the Company. “Present value” refers to the current value of the future cash flows and is calculated by discounting the future cash flows by a discount rate derived from economic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other factors. Chessiecap calculated the discounted cash flow of the Company based on a Company forecast of revenue and profitability, the profitability being adjusted upward by Chessiecap to estimate the value of the Company as if it did not have certain current one-time expenses and certain expenses related to being a publicly reporting entity. The Company forecast provided to Chessiecap was limited to one quarter plus one full fiscal year forward.

For this prospective discounted cash flow analysis, Chessiecap estimated the future after-tax free cash flows of the Company and applied a perpetuity growth rate of 3.15%, consistent with the U.S. long-term GDP growth rate, and a discount rate of 19.02%, as derived for a firm of the Company’s size, characteristics, and prospects. The discounted cash flow analysis indicated an implied value of $10.29 per share. We compared this value with the Offer Price of $13.40 per share.

Guideline Public Companies Analysis

Chessiecap reviewed publicly available financial, stock market and operating information for seven selected publicly traded companies that provide staffing services, emphasizing industry participants that can provide technology staffing similar to the Company’s business. The selected public companies included the following:

Adecco Group AG
Hays plc
Kelly Services, Inc.
Kforce Inc.
ManpowerGroup Inc.
Randstad N.V.
Robert Half Inc.

Because of the maturity of the staffing industry, the public market participants are predominantly companies of significant size, ranging in market capitalization (the total dollar market value of a company’s outstanding shares of stock) from approximately $850 million to $10 billion, the former being more than 45 times the market capitalization of the Company. (The Company, with a market capitalization of less than $50 million, is labeled a “nano cap.”) Using current stock prices and trailing four quarters data, Chessiecap determined the observable median earnings multiple of enterprise value for the seven companies to be 10.55 times EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), a standard best practices representation of cash flow. This multiple is applied to the Company’s trailing four quarters of reported EBITDA and then discounted for lack of marketability (DLOM) at 34.2%, using The Stout Restricted Stock StudyTM and DLOM calculator, to make the Company’s nanocap valuation more comparable to the basket of large capitalization, publicly traded companies. The analysis arrives at a valuation of $12.17 per share, compared with the Offer Price of $13.40 per share.

Comparable Transaction Analysis

Chessiecap reviewed and compared certain information from merger and acquisition transactions that Chessiecap, based on its experience and professional judgement, deemed relevant to consider in relation to the Company and this Merger. Chessiecap researched DealStats, a data base from Business Valuation Resources, LLC, that incorporates financial information on acquired companies in both the private and public sectors. From among thousands of cataloged transactions, Chessiecap used its experience and knowledge of the staffing industry to select from approximately the past ten years twenty transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company. For example, Chessiecap included only transactions that were $220 million in revenue and below as well as only transactions that had similar and positive operating margins. These transactions were:

Sale Date	Target	Acquirer
12/08/2023	Undisclosed	Undisclosed
05/18/2022	Headway Workforce Solutions, Inc.	Staffing 360 Solutions, Inc.
11/04/2021	Undisclosed	Undisclosed
03/02/2021	Snelling Staffing, LLC	HireQuest, Inc.
01/31/2021	Undisclosed	Undisclosed
05/09/2019	Undisclosed	Undisclosed
01/01/2018	Undisclosed	Undisclosed
04/03/2017	SNI Holdco Inc.	GEE Group Inc.
01/01/2016	Paladin Consulting, Inc	General Employment Enterprises, Inc.
09/30/2015	Vision Technology Services, Inc. and Subsidiaries	BG Staffing, Inc
06/04/2015	Staffgroup Ltd	Cordant Group Plc
09/26/2013	Undisclosed	Undisclosed
04/05/2021	Softworld, Inc.	Kelly Services, Inc.
09/09/2020	Undisclosed	Undisclosed
03/13/2017	Undisclosed	Undisclosed
09/06/2016	Undisclosed	Undisclosed
01/12/2016	Undisclosed	Undisclosed
08/04/2015	Agile Resources, Inc	General Employment Enterprises, Inc.
06/15/2015	Hudson Information Technology (US) Business a Division of Hudson Global, Inc.	Mastech Holdings, Inc.
12/31/2013	Undisclosed	Undisclosed
Note: “Undisclosed” indicates a private transaction reported to and reviewed by DealStats analysts.

Based on these transactions, Chessiecap observed the transaction value of each transaction as multiple of its EBITDA and then chose the median multiple of the set which is 5.6 times. Chessiecap applied this multiple to the Company’s trailing four quarters of reported EBITDA to derive an implied enterprise value for the Company of $10.48 per share. Chessiecap then compared this value with the Offer Price of $13.40 per share.

Other Factors

Chessiecap noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

Historical Stock Price Trading Analysis. Chessiecap reviewed the historical share price performance of shares of the Company for the 52-week period ending May 10, 2024, which reflected low and high closing prices for the shares during this period of $6.08 and $9.39.

Premiums Paid Analysis. Chessiecap performed an analysis of premiums paid in selected staffing industry transactions announced since January 1, 2013, using the FactSet/BVR Control Premium Study database. These transactions were selected based on Chessiecap’s experience and professional judgment. The premiums were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on this analysis and other considerations that Chessiecap deemed relevant in its professional judgment, Chessiecap observed a range of premia over 11 transactions from 5% to 34%, with a median of 24.2%. The premium paid using the Offer Price for the Company shares calculated over the past month and prior to announcement of the Merger ranges from 61% to 84%.

General

The preparation of a financial opinion is a complex analytical process involving, among other things, determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Chessiecap made its determination as to fairness of the Offer Price on the basis of its professional judgment and experience after considering the results of all its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, the Offer, or the Merger.

Chessiecap was advised that its financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Merger; therefore, the analyses described above should not be viewed as determinative of the views of the Company Board with respect to the Offer Price or the Merger Consideration. The decision to enter into the Merger Agreement and make its recommendation to the Company’s stockholders in respect of the Offer and Merger was solely that of the Company Board.

The foregoing summary does not purport to be a complete description of the analyses performed by Chessiecap in connection with its opinion and is qualified in its entirety by reference to the written opinion of Chessiecap, attached as Annex A to this Schedule 14D-9.

Chessiecap is a securities firm engaged directly and through affiliates and related persons in a number of investment banking and financial advisory activities. The Company Board selected Chessiecap as a financial advisor based on Chessiecap’s reputation and experience with respect to the staffing and services industries generally and with respect to Chessiecap’s experience in transactions similar to the Merger. Chessiecap does not have any relationship that existed or that is contemplated in the future with the Company, the Parent, or the Merger Sub, including their principals.

In connection with Chessiecap’s services to the Company’s Board, the Company has agreed to pay Chessiecap an aggregate fee of $66,000 of which half was paid on the initiation of this engagement and half was paid upon delivery of the fairness opinion. In addition, the Company has agreed to reimburse certain of Chessiecap’s expenses arising out of Chessiecap’s engagement, and to indemnify Chessiecap against certain liabilities that may arise out of this engagement.

Certain Unaudited Prospective Financial Information of TSR

TSR’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

In connection with the evaluation of the Transactions and the other strategic alternatives considered by the TSR Board described in the section entitled “—Background of the Merger Agreement”, TSR’s senior management prepared certain non-public, unaudited, risk-adjusted, prospective financial information for fiscal years 2024 and 2025 at the instruction of the TSR Board (the “Projections”). The Projections were prepared based on TSR’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement.

The Projections were presented to the TSR Board in connection with its consideration of the Transactions, and, at the instruction of the TSR Board, were relied upon by Chessiecap in connection with the rendering of its opinion to the TSR Board and in performing its financial analysis as described in the section entitled “—Opinion of TSR’s Financial Advisor” and were the only financial projections with respect to TSR used by Chessiecap in performing its financial analysis.

The following table presents a summary of the Projections:

Projections

TSR SUMMARY - BY QUARTER
FY24 (May 31, 2024)	TSR COMPANY CONFIDENTIAL INFORMATION
(Forecast Update 03.19.24)	Actual	Actual	Budget	Budget	Budget
	Q1	Q2	Q3	Q4	TOTAL
CONSOLIDATED SUMMARY

Revenues ($)	22,580,754	21,687,444	19,702,992	20,115,738	84,086,928

Net Profit Before Taxes ($)	749,789	640,984	-26,227	475,852	1,840,398

TSR CONSOLIDATED SUMMARY
FY25 (May 31, 2025)	FORECAST	FORECAST	FORECAST	FORECAST
	Q1	Q2	Q3	Q4	FORECAST
	Total	Total	Total	Total	TOTAL

Revenues ($)	20,734,650	23,863,190	24,252,400	25,513,380	94,363,620

Net Profit Before Taxes ($)	710,330	980,696	438,778	1,008,941	3,138,745	(a)

(a)	Still Includes all Public Company Expenses

TSR is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted prospective financial information that was prepared for the TSR Board for the purposes described above. TSR makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Projections.

The Projections were based upon certain financial, operating and commercial assumptions and estimates developed solely using the information available to TSR’s management at the time the Projections were created.

Cautionary Note About the Projections

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that TSR or any of its affiliates, advisors or representatives (including Chessiecap) considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation by TSR, the TSR Board, or any of their affiliates or representatives (including Chessiecap) that the information presented is material. Neither TSR nor any of its affiliates or representatives (including Chessiecap) assumes any responsibility for the accuracy of this information. Neither TSR nor any of its affiliates, advisors, officers, directors or representatives (including Chessiecap) can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error. TSR does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

Neither TSR nor any of its affiliates, advisors, officers, directors or representatives (including Chessiecap) has made or makes any representation or warranty to any holder of Shares or other person, including Parent or Purchaser, regarding the ultimate performance of TSR compared to the information contained in the Projections, or that the Projections will be realized. The Projections were prepared based on TSR’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are forward looking statements that remain subject to interpretation. Please refer to the section entitled “Item 8. Additional Information—Forward-Looking Statements.”

The Projections were not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by TSR may not be comparable to similarly titled amounts used by other companies. In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender their Shares in the Offer, but instead are being included because the Projections were provided to the TSR Board to evaluate the Transactions and other potential strategic opportunities and were provided to Chessiecap in connection with the rendering of its opinion to the TSR Board and in performing its financial analysis as described under the section entitled “—Opinion of TSR’s Financial Advisor” The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

TSR DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

The Projections were prepared in March 2024 by TSR management based on their assumptions and estimates about TSR’s continued operation as a stand-alone, publicly traded company. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive or exhaustive overview of all metrics, assumptions and estimates included or reflected in the Projections. For information on factors that may cause TSR’s future results to vary materially, please refer to the section entitled “Item 8. Additional Information—Forward-Looking Statements.”

Intent to Tender

To the knowledge of TSR, each executive officer and director of TSR currently intends to tender all of his or her Shares in the Offer. Zeff Capital, L.P, Robert Fitzgerald and QAR Industries, Inc. entered into the Tender and Support Agreements concurrently with the execution of the Merger Agreement, as described further under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent and Purchaser—Tender and Support Agreements,” pursuant to which they agreed to tender their respective Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Focus’s engagement letter with TSR, TSR retained Focus as its investment bank in connection with the Offer and the Merger. In connection with Focus’s services to the TSR Board, TSR has agreed to pay Focus an aggregate fee of approximately $880,000. Additional information related to Focus’s retention as TSR’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and are hereby incorporated herein by reference.

Pursuant to Chessiecap’s engagement letter with TSR, TSR retained Chessiecap as its financial advisor in connection with the Offer and the Merger and to render Chessiecap’s opinion to the TSR Board. Chessiecap’s opinion does not constitute a recommendation to any stockholder of TSR as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Chessiecap’s services as the financial advisor to the TSR Board, TSR has agreed to pay Chessiecap an aggregate fee of approximately $66,000. Additional information related to Chessiecap’s retention as TSR’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of TSR’s Financial Advisor” and are hereby incorporated herein by reference.

Neither TSR nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of TSR on its behalf with respect to the Transactions or related matters, except that such solicitations or recommendations may be made by directors, officers or employees of TSR, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by TSR or, to the knowledge of TSR after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), TSR is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of TSR’s securities by TSR, any subsidiary of TSR or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TSR or any subsidiary of TSR; (iii) any purchase, sale or transfer of a material amount of assets of TSR or any subsidiary of TSR or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of TSR.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the TSR Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TSR” is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available to stockholders of TSR in connection with the Offer. However, if the Offer is successful and the Merger is consummated, TSR stockholders who continuously held Shares from the date of the demand for appraisal through the Effective Time who: (i) did not tender their Shares in the Offer or vote in favor of, or consent to the consummation of, the Merger; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial TSR of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that TSR will take no action to perfect any appraisal rights of any stockholder.

Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that TSR’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

●	prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the mailing of this Schedule 14D-9, deliver to TSR a written demand for appraisal of Shares held, which demand must reasonably inform TSR of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender his, her or its Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;

●	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

●	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Beneficial Owner

All written demands for appraisal should be addressed to TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788, Attention: Legal. The demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the Effective Time and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN LIGHT OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statute

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

●	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

●	upon consummation of the transaction that made the stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

●	the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

In addition, the TSR Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described under the section entitled “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions set forth in Section 203 of the DGCL are inapplicable to the Offer, the Merger and the Transactions.

Regulatory Approvals

There are no antitrust, competition or other material regulatory filings required to consummate the Offer or the Merger.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the TSR stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and TSR will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of TSR stockholders in accordance with Section 251(h) of the DGCL.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of TSR, please see TSR’s Annual Report on Form 10-K for the fiscal year ended May 31, 2023, and TSR’s subsequent Quarterly Reports. Annual and Quarterly Reports filed by TSR can be obtained without charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements related to TSR, Parent and Purchaser (together, the “Vienna Filing Persons”), BCF, and the proposed transaction that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. In this communication, TSR’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the proposed transaction; statements about the expected timetable for completing the proposed transaction; TSR’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of TSR, the Vienna Filing Persons and BCF; and the anticipated timing of the closing of the proposed transaction.

Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of TSR’s stockholders will tender their shares in the tender offer; the possibility that the Vienna Filing Persons will not be able to obtain the financing necessary to fund the transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of the proposed transaction on relationships with employees, other business partners or governmental entities; the impact of competitive services and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in TSR’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by TSR and the Schedule TO and related tender offer documents to be filed by the Vienna Filing Persons. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to TSR and the Vienna Filing Persons, and TSR and the Vienna Filing Persons disclaim any obligation to update the information contained in this communication as new information becomes available.

Item 9. Exhibits

The following Exhibits are attached hereto:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 30, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement, as published in The New York Times on May 30, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Joint Press Release issued by Parent and TSR, dated May 15, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(A)	Form of Email Distributed to Company Employees (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(B)	Form of Email Distributed to Company Consultants (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(C)	Form of Email Distributed to Company Customers (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(D)	Form of Company LinkedIn Post (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(E)	Company Guidelines for Employee Responses to Inquiries (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(F)	Company Employee Presentation (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(G)	Company Customer Presentation (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed with the SEC by TSR on May 16, 2024).
(a)(5)(H)	Opinion of Chessiecap Securities, Inc., dated March 14, 2024 (included as Annex A to this Schedule 14D-9).*
(e)(1)	Agreement and Plan of Merger, dated March 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation and TSR (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by TSR on March 17, 2024).
(e)(2)	Tender and Support Agreement, dated March 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation, Robert Fitzgerald and QAR Industries, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by TSR on March 17, 2024).
(e)(3)	Tender and Support Agreement, dated March 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation and Zeff Capital, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC by TSR on March 17, 2024).
(e)(4)	Confidentiality Agreement, dated September 19, 2023, by and between Focus Investment Banking, LLC and Bucher and Christian Consulting, Inc.*
(e)(5)	Due Diligence and Exclusivity Agreement, dated January 10, 2024, by and between TSR and Bucher and Christian Consulting, Inc.*
(e)(6)	First Amendment to Due Diligence and Exclusivity Agreement, dated March 11, 2024, by and between TSR and Bucher and Christian Consulting, Inc.*
(e)(7)	Second Amendment to Due Diligence and Exclusivity Agreement, dated March 26, 2024, by and between TSR and Bucher and Christian Consulting, Inc.*
(e)(8)	Third Amendment to Due Diligence and Exclusivity Agreement, dated April 9, 2024, by and between TSR and Bucher and Christian Consulting, Inc.*
(e)(9)	TSR, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 filed by TSR on December 18, 2020).
(e)(10)	Form of Restricted Stock Grant Notice and Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TSR on February 1, 2021).
(e)(11)	Employment Agreement, dated as of November 2, 2020, by and between TSR and Thomas Salerno (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 6, 2020).
(e)(12)	Addendum to Employment Agreement, dated as of July 31, 2023, by and between TSR and Thomas Salerno (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 2, 2023).
(e)(13)	Amended and Restated Employment Agreement, dated as of November 2, 2020, by and between TSR and John G. Sharkey (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 6, 2020).
(e)(14)	Addendum to Employment Agreement, dated as of October 27, 2023, by and between TSR and John G. Sharkey (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 27, 2023).
(e)(15)	Employment Agreement dated as of November 18, 2022, by and between TSR and Mohammed Shah Syed.*
(e)(16)	Addendum to Employment Agreement, dated as of August 1, 2023, by and between TSR and Mohammed Shah Syed.*
(e)(17)	Employment Agreement, dated as of May 15, 2024, by and between TSR and Thomas Salerno.*
(e)(18)	Employment Agreement, dated as of May 15, 2024, by and between TSR and Mohammed Shah Syed.*
(e)(19)	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by TSR on November 2, 2007).
(e)(20)	Form of Indemnification Agreement for Officers (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by TSR on November 2, 2007).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2024

TSR, Inc.

By:	/s/ Thomas Salerno
Name:	Thomas Salerno
Title:	Chief Executive Officer

ANNEX A

OPINION OF CHESSIECAP SECURITIES, INC.

Chessiecap Securities, Inc.

7911 Sherwood Avenue

Towson, Maryland 21204

May 14, 2024

TSR, Inc.

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

Members of the Board of Directors:

We understand that TSR, Inc. (the “Company”), a Delaware corporation, intends to enter into an Agreement and Plan of Merger (the “Agreement”) between the Company, Vienna Parent Corporation, an Indiana Corporation (“Parent”), and Vienna Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things (i) Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $13.40 (the “Offer Price”), net to the sellers in cash, without interest, and (ii) following the acceptance for payment of shares of Company Common Stock pursuant to the Offer, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. Pursuant to the Merger, each share of Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in the Agreement, shall be converted in the Merger into the right to receive an amount equal to the Offer Price, net to the stockholders of the Company in cash and without interest.

You have asked for our opinion as to the fairness from a financial point of view to the holders of Company Common Stock of the Offer Price to be paid to such holders in the Merger.

In conducting our analysis and arriving at the opinion expressed herein, we have, among other things:

(1)	reviewed a draft of the Agreement and Plan of Merger dated May 13, 2024;

(2)	reviewed certain publicly available business and financial information relating to the Company that Chessiecap deemed to be relevant;

(3)	reviewed certain information, including the Company forecasts and other financial and operating information concerning the Company as prepared by the management of the Company;

(4)	discussed the past and current business, operations, financial condition, and prospects of the Company with members of senior management of the Company as well as with certain of the Company’s representatives and advisors;

(5)	compared the Offer Price and financial terms with the price and financial terms of certain other sale transactions that Chessiecap deemed relevant, to the extent publicly available;

(6)	compared the Offer Price and the financial and operating performance of the Company with that of other companies with publicly traded equity securities that Chessiecap deemed relevant; and,

(7)	conducted such other financial analyses, studies and inquiries, and considered such other factors and information as Chessiecap deemed appropriate.

A-1

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness, and fair presentation of all financial and other information that was provided to us by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate, and fair in all respects material to our analysis. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. Our analyses were based, among other things, on the financial projections of the Company (the “Financial Projections”) furnished to us by senior management of the Company. With respect to the Financial Projections, we have assumed that the Financial Projections have been reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating, and regulatory environment and related financial performance of the Company.

In our review, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Company, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals, or inspections. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business.

Our opinion is based on economic, monetary, regulatory, market, and other conditions existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting, and tax consequences of the terms of, and transactions contemplated by, the Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Merger to either the Company or to any stockholder.

Our opinion speaks only as of the date hereof and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

In rendering this opinion we have also assumed that: (i) in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Offer Price; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default, or event of default, under any indenture, credit agreement, or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth in the consolidated financial statements provided to us by the Company as of the respective dates of such financial statements.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Merger, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such Merger.

This opinion is furnished for the use and benefit of the Board of Directors in connection with their consideration of the Merger and may not be used for any other purpose without our prior written consent. The opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transactions that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any stockholder should vote or act on any matter relevant to the Agreement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be paid to the stockholders pursuant to the Agreement is fair from a financial point of view to the stockholders of the Company.

Very truly yours,

/s/ Chessiecap Securities, Inc.
Chessiecap Securities, Inc.

A-2

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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